Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sands China Ltd., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SANDS CHINA LTD.

金 沙 中 國 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247, 40584, 40585)

PROPOSED RE-ELECTION OF RETIRING DIRECTORS

AND

PROPOSED GRANTING OF GENERAL MANDATES TO

REPURCHASE SHARES AND TO ISSUE NEW SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of Sands China Ltd. to be held at The Venetian Macao-Resort-Hotel, Naples 2601 to 2703, Level 1, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macao on Friday, May 21, 2021 at 11:00 a.m. is set out on pages 14 to 18 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com).

Whether or not you are able to attend the Annual General Meeting, please complete and sign the accompanying form of proxy in accordance with the instructions printed thereon and deliver, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 19, 2021 (or if the Annual General Meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned Annual General Meeting). Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting if you so wish.

In case of any inconsistency between the English version and the Chinese version of this circular, the English version shall prevail.

March 26, 2021

PRECAUTIONARY MEASURES FOR THE ANNUAL GENERAL MEETING

Shareholders should follow relevant governmental guidelines and requirements relating to the COVID-19 coronavirus (“COVID-19”) in deciding whether or not to attend the Annual General Meeting. As at the Latest Practicable Date, there were restrictions on travel to/from Macao which, if in place at the time of the Annual General Meeting, would affect the ability of certain Shareholders located outside of Macao to attend the Annual General Meeting. As the situation is evolving and governmental and legal/regulatory requirements and recommendations may change prior to the Annual General Meeting, the Company will publish on its website relevant updates regarding arrangements for the Annual General Meeting.

To ensure the health and safety of all Shareholders, proxies, team members and other attendees attending the Annual General Meeting, the Company will implement the following preventive measures:

(i)

Shareholders are requested not to attend the Annual General Meeting if they have contracted or are suspected to have contracted COVID-19 or have been in close contact with any person who has contracted or is suspected to have contracted COVID-19.

(ii)

Compulsory temperature checks will be conducted on every Shareholder, proxy and attendee at the entrance of the Annual General Meeting venue. Any person with a body temperature of over 37.5 degrees Celsius may be denied entry into, or be required to leave, the venue of the Annual General Meeting.

(iii)	All Shareholders, proxies and other attendees are required to exhibit a Macau Health Code digital certificate with green color at the entrance of the venue of the Annual General Meeting.

(iv)	Attendees of the Annual General Meeting shall wear surgical face masks inside the Annual General Meeting venue at all times, and shall maintain a safe distance between each other where possible.

(v)

To the extent permissible under applicable laws and regulations, any person who does not comply with the measures above may be denied entry into, or be required to leave, the venue of the Annual General Meeting.

(vi)	No refreshments will be served, and there will be no corporate gifts, at the Annual General Meeting.

Shareholders should carefully consider the risk of attending the Annual General Meeting, including their own personal circumstances. Shareholders are reminded that attendance in person at the Annual General Meeting is not necessary in order to vote on the resolutions to be put to the Annual General Meeting and Shareholders are entitled to appoint proxies to vote on their behalf. Shareholders who wish to attend the Annual General Meeting in order to ask questions on the resolutions may at any time instead address their questions to the Company Secretary of the Company at The Venetian Macao-Resort-Hotel, Executive Offices — L2, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macao (Note: Any such letter from the Shareholders should be marked “Shareholders’ Communication” on the envelope).

— i —

Appendix I	—	Details of the Retiring Directors Proposed to be Re-elected at the Annual General Meeting	6

Appendix II	—	Explanatory Statement on the Share Repurchase Mandate	11

Notice of Annual General Meeting			14

— ii —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“AGM Notice”	the notice of Annual General Meeting set out on pages 14 to 18 of this circular;

“Annual General Meeting”	the annual general meeting of the Company to be held at The Venetian Macao-Resort-Hotel, Naples 2601 to 2703, Level 1, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macao on Friday, May 21, 2021 at 11:00 a.m., to consider and, if appropriate, to approve the resolutions contained in the AGM Notice, or any adjournment thereof;

“Articles of Association”	the articles of association of the Company currently in force;

“associate”	as defined in the Listing Rules from time to time;

“Board”	the board of Directors;

“close associate”	as defined in the Listing Rules from time to time;

“Company”	Sands China Ltd. 金沙中國有限公司, a company incorporated in the Cayman Islands with limited liability and the Shares of which are listed on the Main Board of the Stock Exchange;

“connected person”	as defined in the Listing Rules from time to time;

“Director(s)”	member(s) of the board of directors of the Company;

“Group”	the Company and its subsidiaries from time to time;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Issuance Mandate”	as defined in paragraph 3(b) of the Letter from the Board;

“Latest Practicable Date”	March 18, 2021, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time);

“LVS”	Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A. and the common stock of which is listed on the New York Stock Exchange;

“Memorandum and Articles of Association”	the Memorandum of Association and the Articles of Association of the Company currently in force;

DEFINITIONS

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules;

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) US$0.01 each in the issued share capital of the Company or if there has been a subsequent sub-division, consolidation, reclassification or reconstruction of the share capital of the Company, shares forming part of the ordinary equity share capital of the Company;

“Share Repurchase Mandate”	as defined in paragraph 3(a) of the Letter from the Board;

“Shareholder(s)”	holder(s) of Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong;

“United States”, “U.S.” or “U.S.A.”	the United States of America, including its territories and possessions and all areas subject to its jurisdiction;

“US$”	United States dollars, the lawful currency of the United States; and

“VML”	the Company’s subsidiary, Venetian Macau, S.A. (also known as Venetian Macau Limited), a public company limited by shares (“sociedade anónima”) incorporated on June 21, 2002 under the laws of Macao.

LETTER FROM THE BOARD

SANDS CHINA LTD.

金 沙 中 國 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247, 40584, 40585)

Executive Directors:	Registered Office:
Robert Glen Goldstein	Intertrust Corporate Services (Cayman) Limited
Wong Ying Wai	One Nexus Way, Camana Bay
Chum Kwan Lock, Grant	Grand Cayman, KY1-9005
Cayman Islands
Non-Executive Director:
Charles Daniel Forman	Principal Place of Business in Hong Kong:
Level 54, Hopewell Centre
Independent Non-Executive Directors:	183 Queen’s Road East
Chiang Yun	Hong Kong
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

March 26,2021
To the Shareholders

Dear Sir/Madam,

PROPOSED RE-ELECTION OF RETIRING DIRECTORS

AND

PROPOSED GRANTING OF GENERAL MANDATES TO

REPURCHASE SHARES AND TO ISSUE NEW SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide you with requisite information in respect of certain resolutions to be proposed at the Annual General Meeting for, among others, (a) the re-election of the retiring Directors; and (b) the granting to the Directors of the Share Repurchase Mandate and the Issuance Mandate, to repurchase Shares and to issue new Shares respectively.

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with Article 106(1) and (2) of the Articles of Association, Mr. Robert Glen Goldstein, Mr. Steven Zygmunt Strasser, and Mr. Kenneth Patrick Chung shall retire at the Annual General Meeting. In addition, Mr. Chum Kwan Lock, Grant who was appointed by the Board with effect from January 7, 2021 shall hold office until the Annual General Meeting pursuant to Article 101(3) of the Article of Association. All of the above retiring Directors, being eligible, will offer themselves for re-election at the Annual General Meeting.

LETTER FROM THE BOARD

The Nomination Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy and Nomination Policy and the Company’s corporate strategy, and the independence of all Independent Non-Executive Directors. The Nomination Committee has recommended to the Board on the re-election of all the retiring Directors including the aforesaid Independent Non-Executive Directors who are due to retire at the Annual General Meeting. The Company considers that the retiring Independent Non-Executive Directors are independent in accordance with the independence guidelines set out in the Listing Rules and will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity.

Details of the retiring Directors proposed for re-election at the Annual General Meeting are set out in Appendix I to this circular.

3.	PROPOSED GRANTING OF GENERAL MANDATES TO REPURCHASE AND TO ISSUE SHARES

At the annual general meeting of the Company held on June 19, 2020, general mandates were granted to the Directors to repurchase and issue Shares respectively. Such mandates will lapse at the conclusion of the Annual General Meeting. In order to give the Company the flexibility to repurchase and issue Shares if and when appropriate, the following ordinary resolutions will be proposed at the Annual General Meeting to approve:

(a)

the granting of the Share Repurchase Mandate to the Directors to repurchase Shares on the Stock Exchange not exceeding 10% of the total number of issued Shares as at the date of passing of the proposed ordinary resolution contained in item 4 of the AGM Notice (i.e. a total of 809,278,616 Shares on the basis that the issued Shares remains unchanged on the date of the Annual General Meeting);

(b)

the granting of the Issuance Mandate to the Directors to allot, issue and deal with additional Shares not exceeding 20% of the total number of issued Shares as at the date of passing of the proposed ordinary resolution contained in item 5 of the AGM Notice (i.e. a total of 1,618,557,233 Shares on the basis that the issued Shares remains unchanged on the date of the Annual General Meeting); and

(c)	the extension of the Issuance Mandate by adding the aggregate number of Shares repurchased by the Company pursuant to the Share Repurchase Mandate.

With reference to the Share Repurchase Mandate and the Issuance Mandate, the Directors wish to state that they have no immediate plan to repurchase any Shares or issue any new Shares pursuant thereto.

An explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the granting of the Share Repurchase Mandate is set out in Appendix II to this circular.

4.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

5.	ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

Pursuant to the Listing Rules and the Articles of Association, any vote of Shareholders at a general meeting must be taken by poll (except where the chairman of the general meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands). The results of the poll will be published on the websites of the Stock Exchange and the Company in accordance with the Listing Rules. Accordingly, at the Annual General Meeting, the votes on the resolutions set out in the AGM Notice will be taken by poll and the results thereof will be published by the Company after the Annual General Meeting on the websites of the Stock Exchange and the Company.

As at the Latest Practicable Date, no Shareholder is required to abstain from voting on any resolution set out in the AGM Notice.

A form of proxy for use at the Annual General Meeting (and any adjournment thereof) is enclosed with this circular and such form of proxy is also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and delivered, together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 19, 2021 (or if the Annual General Meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned Annual General Meeting). Completion and delivery of the form of proxy will not preclude you from attending and voting in person at the Annual General Meeting if you so wish.

6.	RECOMMENDATION

The Directors consider that all resolutions proposed at the Annual General Meeting, including the proposed re-election of retiring Directors, the granting of the Share Repurchase Mandate and the Issuance Mandate, the re-appointment of Deloitte Touche Tohmatsu as the Company’s auditor are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
Sands China Ltd.
Robert Glen Goldstein
Chairman of the Board and Chief Executive Officer

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

The following are details of the Directors who will retire and being eligible, offer themselves for re-election at the Annual General Meeting.

(1)     Robert Glen Goldstein

Mr. Robert Glen Goldstein (“Mr. Goldstein”), aged 65, is the Chairman of our Board and Chief Executive Officer (since January 27, 2021), an Executive Director (re-designated with effect from January 7, 2021), and the Chairman of the Nomination Committee (since January 27, 2021) and the Sands China Capital Expenditure Committee (the “Capex Committee”). He is also a director of one of our Macao subsidiaries, VML. Mr. Goldstein served as a Non-Executive Director of the Company since May 2014 until he was subsequently re-designated as an Executive Director in March 2015, and he was further re-designated as a Non-Executive Director in November 2015. Mr. Goldstein was the Acting Chairman of our Board, Acting Chief Executive Officer and the Acting Chairman of the Nomination Committee of the Company from January 7 to 26, 2021, our Interim President from March 2015 to November 2015 and has been a member of the Capex Committee since March 2015. Mr. Goldstein was appointed as the chairman and chief executive officer of LVS on January 26, 2021 (U.S. time) and was appointed as the chairman of Las Vegas Sands, LLC (“LVS LLC”) and Venetian Casino Resort, LLC (“Venetian Casino”) on February 17, 2021. Mr. Goldstein was the acting chairman, acting chief executive officer, president and chief operating officer of LVS until January 26, 2021 (U.S. time) and has been a director of LVS, LVS LLC and LVS (Nevada) International Holdings, Inc. (“LVS Nevada”) since January 2015. He previously served as LVS’ President of Global Gaming Operations from January 2011 until December 2014, LVS’ Executive Vice President from July 2009 until December 2014, and LVS’ secretary from August 2016 to November 2016. He has held other senior executive positions at LVS and its subsidiaries since 1995. From 1992 until joining LVS in 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation.

Mr. Goldstein holds a Bachelor of Arts, History and Political Science, Magna Cum Laude, from the University of Pittsburgh and a Juris Doctorate from the Temple University School of Law. In 1980, he became a member of the Pennsylvania Bar Association. Mr. Goldstein was re-designated as an Executive Director on January 7, 2021.

Mr. Goldstein was re-designated as an Executive Director for a term of three years commencing from January 7, 2021. He is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Goldstein did not have any interest in the Shares or underlying Shares but had interest of 4,887,057 shares or underlying shares in LVS (an associated corporation of the Company) within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

As at the Latest Practicable Date, LVS (through LVS LLC, Venetian Casino and LVS Nevada) controlled approximately 69.91% of the voting rights in the Company and is therefore a controlling Shareholder.

Mr. Goldstein does not receive any director’s fees/emoluments for services provided to the Company in his capacity as an Executive Director, the Chairman of the Board, the Chief Executive Officer, the Chairman of the Nomination Committee and the Chairman of the Capex Committee. However, Mr. Goldstein receives emoluments (inclusive of share-based compensation) from LVS for his services to the LVS group.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Save as disclosed above, as at the Latest Practicable Date, Mr. Goldstein (i) did not hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Mr. Goldstein that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2) (v) of the Listing Rules, and there were no other matters concerning Mr. Goldstein that need to be brought to the holders of securities of the Company.

(2)     Steven Zygmunt Strasser

Mr. Steven Zygmunt Strasser (“Mr. Strasser”), aged 72, is an Independent Non-Executive Director, the Chairman of the Remuneration Committee and a member of the Audit Committee. Mr. Strasser has spent 28 years heading energy companies in the United States and in Asia. Mr. Strasser was, until June 2012, (i) the chairman, director and chief executive officer of Power Efficiency Corporation, a startup clean-tech company in the United States and (ii) the chairman, director and chief executive officer of Power Efficiency Asia Ltd. In 2001, Mr. Strasser founded and became the chief executive officer of Summit Energy Ventures LLC, a clean-tech venture capital fund. Mr. Strasser holds a Bachelor of Arts in Political Science and Economics and a Bachelor of Civil Law from McGill University and a Juris Doctor degree from the University of Washington. He also pursued post-graduate studies in international law at the University of Aix-en-Provence. Mr. Strasser was appointed as an Independent Non-Executive Director on May 31, 2013.

Mr. Strasser was appointed as an Independent Non-Executive Director for a term of three years commencing from May 31, 2019. He is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Strasser did not have any interest in the Shares or underlying Shares or LVS (an associated corporation of the Company) within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Strasser received director’s fees amounting to approximately US$200,000 as an Independent Non-Executive Director and approximately US$30,000 as the Chairman of the Remuneration Committee for the year ended December 31, 2020. Mr. Strasser does not receive any director’s fees as a member of the Audit Committee. The emoluments of Mr. Strasser are determined by the Board with reference to his duties and responsibilities with the Company and the Company’s remuneration policy and are subject to review by the Remuneration Committee from time to time. His emoluments are covered by the letter of appointment issued by the Company and any subsequent revision approved by the Board.

Mr. Strasser continues to demonstrate his commitment to his roles with the Company. Moreover, the Company has continued to receive annual written confirmation from Mr. Strasser concerning his independence in accordance with the Listing Rules. Accordingly, the Board considers that Mr. Strasser continues to be independent.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Mr. Strasser was identified by the Nomination Committee of the Company in accordance with the Company’s board diversity policy and terms of reference of the Nomination Committee of the Company. Given the perspectives and skills Mr. Strasser has gained through his background and experience and his biographical information as disclosed above, the Board considers that Mr. Strasser contributes to the diversity of the Board.

Save as disclosed above, as at the Latest Practicable Date, Mr. Strasser (i) did not hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Mr. Strasser that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2) (v) of the Listing Rules, and there were no other matters concerning Mr. Strasser that need to be brought to the holders of securities of the Company.

(3)     Kenneth Patrick Chung

Mr. Kenneth Patrick Chung (“Mr. Chung”), aged 63, is an Independent Non-Executive Director and a member of the Audit Committee. Mr. Chung is currently an independent non-executive director of China Construction Bank Corporation, a company listed on the Stock Exchange (stock code: 939), an independent non-executive director of Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited (since April 2020) and a trustee of Fu Tak Iam Foundation Limited. Mr. Chung joined Deloitte Haskins and Sells London Office in 1980. Mr. Chung became a partner of PricewaterhouseCoopers in 1992, and was a financial service specialist of PricewaterhouseCoopers (Hong Kong and China) since 1996. He was the human resources partner of PricewaterhouseCoopers (Hong Kong), the responsible partner of the audit department of PricewaterhouseCoopers (Hong Kong and China), and the global lead partner of the audit engagement team for Bank of China Limited. Mr. Chung has also served as the audit partner for the restructurings and initial public offerings of Bank of China Limited, Bank of China (Hong Kong) Limited and Bank of Communications Co., Ltd. Mr. Chung retired from PricewaterhouseCoopers in 2009. Mr. Chung was the honorary treasurer of Community Chest of Hong Kong and the vice-chairman of International Social Service Hong Kong Branch. Mr. Chung was also an independent non-executive director of Industrial and Commercial Bank of China Limited, a company listed on the Stock Exchange (stock code: 1398) until March 2017 and an independent non-executive director of Prudential Corporation Asia Ltd until September 2019. Mr. Chung received his bachelor degree in economics from the University of Durham. He is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Macau Society of Certified Practicing Accountants. Mr. Chung possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Chung was appointed as an Independent Non-Executive Director on July 15, 2016.

Mr. Chung was appointed as an Independent Non-Executive Director for a term of three years commencing from July 15, 2019. He is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

As at the Latest Practicable Date, Mr. Chung did not have any interest in the Shares or underlying Shares or LVS (an associated corporation of the Company) within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Chung received director’s fees amounting to approximately US$200,000 for the year ended December 31, 2020 as an Independent Non-Executive Director. Mr. Chung does not receive any director’s fees as a member of the Audit Committee. The emoluments of Mr. Chung are determined by the Board with reference to his duties and responsibilities with the Company and the Company’s remuneration policy and are subject to review by the Remuneration Committee from time to time. His emoluments are covered by the letter of appointment issued by the Company and any subsequent revision approved by the Board.

Mr. Chung continues to demonstrate his commitment to his roles with the Company. Moreover, the Company has continued to receive annual written confirmation from Mr. Chung concerning his independence in accordance with the Listing Rules. Accordingly, the Board considers that Mr. Chung continues to be independent.

Mr. Chung was identified by the Nomination Committee of the Company in accordance with the Company’s board diversity policy and terms of reference of the Nomination Committee of the Company. Given the perspectives and skills Mr. Chung has gained through his background and experience in accounting and related financial management and his biographical information as disclosed above, the Board considers that Mr. Chung contributes to the diversity of the Board.

Save as disclosed above, as at the Latest Practicable Date, Mr. Chung (i) did not hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Mr. Chung that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there were no other matters concerning Mr. Chung that need to be brought to the holders of securities of the Company.

(4)     Chum Kwan Lock, Grant

Mr. Chum Kwan Lock, Grant (“Mr. Chum”), aged 45, is the Chief Operating Officer (since February 21, 2020) and an Executive Director (since January 7, 2021). He is also a director of a number of our subsidiaries, including VML. Mr. Chum joined LVS and our Group as Senior Vice President, Global Gaming Strategy in July 2013 and served as the Chief of Staff from March 2015 until February 2020. Prior to joining the Group, Mr. Chum spent 14 years at UBS Investment Bank (“UBS”) in a variety of roles, including serving as head of Hong Kong equity research from 2010 to 2013, and head of China equity research from 2007 to 2010. Mr. Chum was also responsible for Asia gaming equity research from 2006 to 2013 for UBS and was named Asia’s stock-picker of the year by the Financial Times in 2011.

Mr. Chum graduated in Philosophy, Politics and Economics with First Class Honors from the University of Oxford. Mr. Chum was appointed as an Executive Director on January 7, 2021.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Mr. Chum was appointed as an Executive Director for a term of three years commencing from January 7, 2021. He is subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Articles of Association.

As at the Latest Practicable Date, Mr. Chum had interest of 2,360,500 Shares or underlying Shares and did not have any interest in the shares or underlying shares of LVS (an associated corporation of the Company) within the meaning of Part XV of the SFO as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Chum does not receive any director’s fees/emoluments for services provided to the Company in his capacity as an Executive Director. As Chief Operating Officer of the Company, Mr. Chum receives emoluments of US$1,800,000 per annum, plus an annual incentive up to US$1,800,000, in accordance with the service contract entered into between Mr. Chum and the Group. The emoluments of Mr. Chum are determined by the Remuneration Committee with reference to his duties and responsibilities with the Company and the Company’s remuneration policy and are subject to review by the Remuneration Committee from time to time. His emoluments are covered by the service contract referred to above and any subsequent revision approved by the Remuneration Committee.

Save as disclosed above, as at the Latest Practicable Date, Mr. Chum (i) did not hold any other position with the Company and other members of the Group; (ii) did not have any relationship with any other Directors, senior management, or substantial or controlling Shareholders; (iii) had not held any directorship in the last three years in any public companies the securities of which are listed on any securities market in Hong Kong or overseas; and (iv) did not have other major appointments and professional qualifications.

Save for the information disclosed above, as at the Latest Practicable Date, there was no information of Mr. Chum that was discloseable pursuant to any of the requirements under Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, and there were no other matters concerning Mr. Chum that need to be brought to the holders of securities of the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the Annual General Meeting in relation to the granting of the Share Repurchase Mandate.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 8,092,786,166 Shares.

Subject to the passing of the ordinary resolution set out in item 4 of the AGM Notice in respect of the granting of the Share Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the Annual General Meeting, i.e. being 8,092,786,166 Shares, the Directors would be authorized under the Share Repurchase Mandate to repurchase, during the period in which the Share Repurchase Mandate remains in force, up to 809,278,616 Shares, representing 10% of the total number of issued Shares as at the date of the Annual General Meeting.

2.	REASONS FOR SHARE REPURCHASE

The Directors believe that the granting of the Share Repurchase Mandate is in the best interests of the Company and the Shareholders.

Repurchases of Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders.

3.	FUNDING OF SHARE REPURCHASE

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association, the laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF SHARE REPURCHASE

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2020) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

5.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have traded on the Stock Exchange during each of the previous 12 months were as follows:

Month & Year	Highest	Lowest
	HK$	HK$
March 2020	36.95	25.15
April 2020	33.35	26.50
May 2020	32.50	28.25
June 2020	34.85	29.90
July 2020	33.55	28.85
August 2020	35.55	29.10
September 2020	34.95	29.55
October 2020	30.60	26.50
November 2020	34.80	27.05
December 2020	35.00	31.95
January 2021	34.40	29.80
February 2021	40.00	30.55
March 2021 (up to the Latest Practicable Date)	40.55	35.25

6.	GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to repurchase Shares pursuant to the Share Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

7.	TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX II	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

To the best knowledge of the Company, as at the Latest Practicable Date, Venetian Venture Development Intermediate II (“VVDI (II)”) is a substantial Shareholder which is interested in 5,657,814,885 Shares (representing approximately 70% of the total issued share capital of the Company). VVDI (II) is a wholly-owned subsidiary of Sands IP Asset Management B.V. (“Sands IP”). Sands IP is a wholly-owned subsidiary of LVS Dutch Holding B.V. (“LVS Dutch Holding”), which is in turn wholly-owned by LVS Dutch Finance C.V. (“LVS Dutch Finance”). LVS Dutch Finance is 99% owned by LVS Nevada, with the remaining 1% owned by a wholly-owned subsidiary of LVS Nevada, which is in turn wholly-owned by Venetian Casino. Venetian Casino is a wholly-owned subsidiary of LVS LLC, which is in turn wholly-owned by LVS. In the event that the Directors exercise the proposed Share Repurchase Mandate in full, the aggregate shareholding of VVDI (II), Sands IP, LVS Dutch Holding, LVS Dutch Finance, LVS Nevada, Venetian Casino, LVS LLC and LVS would be increased to approximately 78% of the issued share capital of the Company (if VVDI (II) does not participate in such repurchase).

The Directors are not aware of any consequences which may give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The Directors do not propose to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code and/or result in the aggregate number of Shares held by the public Shareholders falling below the prescribed minimum percentage required under the Listing Rules.

8.	REPURCHASE OF SHARES MADE BY THE COMPANY

During the 6 months prior to the Latest Practicable Date, the Company had not repurchased any of the Shares (whether on the Stock Exchange or otherwise).

NOTICE OF ANNUAL GENERAL MEETING

SANDS CHINA LTD.

金 沙 中 國 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1928 and Note Stock Codes: 5140, 5141, 5142, 5725, 5727, 5733, 40246, 40247, 40584, 40585)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of Sands China Ltd. (the “Company”) will be held at The Venetian Macao-Resort-Hotel, Naples 2601 to 2703, Level 1, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macao on Friday, May 21, 2021 at 11:00 a.m. for the following purposes:

1.

To receive the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Directors”) of the Company and auditor for the year ended December 31, 2020.

2.	(a) To re-elect Mr. Robert Glen Goldstein as executive Director;

(b)	To re-elect Mr. Steven Zygmunt Strasser as independent non-executive Director;

(c)	To re-elect Mr. Kenneth Patrick Chung as independent non-executive Director;

(d)	To re-elect Mr. Chum Kwan Lock, Grant as executive Director; and

(e)	To authorize the board of Directors (the “Board”) to fix the respective Directors’ remuneration.

3.	To re-appoint Deloitte Touche Tohmatsu as auditor and to authorize the Board to fix their remuneration.

To consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

4.	“THAT:

(a)

subject to item 4(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on another stock exchange on which the shares of the Company may be listed and which is recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares of the Company to be repurchased pursuant to the mandate in item 4(a) above shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company (the “Articles of Association”) or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

5.	“THAT:

(a)

subject to item 5(b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period (as defined below) in accordance with all applicable laws, rules and regulations;

(b)

the total number of shares allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to the mandate in item 5(a) above shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution), otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the exercise of options under and any issuance of shares of the Company pursuant to any equity award plan of the Company; and

(iii)

any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association.

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

NOTICE OF ANNUAL GENERAL MEETING

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).”

As special business, to consider and, if thought fit, pass with or without amendments, the following resolution as ordinary resolution:

6.

“THAT conditional upon the passing of resolutions set out in items 4 and 5 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 5 of the Notice be and is hereby extended by the addition to the aggregate number of shares which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in resolution set out in item 4 of the Notice, provided that such number shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of passing of this resolution).”

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, March 26, 2021

Notes:

1.

Resolutions at the meeting will be taken by poll (except where the chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Articles of Association and the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). The results of the poll will be published on the websites of the Stock Exchange and the Company.

2.

Any shareholder of the Company entitled to attend and vote at the above meeting is entitled to appoint another person as his proxy to attend and vote on his behalf. A shareholder who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at the above meeting. If more than one proxy is so appointed, the form of proxy for each appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a shareholder of the Company but must attend the meeting in person to represent its appointor. A proxy or proxies representing either a shareholder who is an individual or a shareholder which is a corporation shall be entitled to exercise the same powers on behalf of the shareholder which he or they represent as such shareholder could exercise. Every shareholder present in person or by proxy, in the case of a shareholder being a corporation, by its duly authorized representative, shall have one vote for every fully paid share of which he is the holder.

3.

In order to be valid, the completed and signed form of proxy together with the power of attorney or other authority (if any) under which it is signed or a certified copy of that power of attorney or authority, must be delivered to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 11:00 a.m. (Hong Kong time) on Wednesday, May 19, 2021 (or if the meeting is adjourned, not less than 48 hours before the time appointed for the holding of the adjourned meeting). Completion and delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the meeting and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

NOTICE OF ANNUAL GENERAL MEETING

4.

For determining the entitlement to attend and vote at the above meeting, the register of members of the Company will be closed from Tuesday, May 11, 2021 to Friday, May 21, 2021, both dates inclusive, during which period no transfer of shares of the Company will be registered. Shareholders who are entitled to attend and vote at the above meeting are those whose names appear on the register of members of the Company on Tuesday, May 11, 2021. In order to be eligible to attend and vote at the above meeting, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on Monday, May 10, 2021.

In the event that the Annual General Meeting is adjourned to a date later than May 21, 2021 because of bad weather or other reasons, the book closure period and record date for determination of entitlement to attend and vote at the Annual General Meeting will remain the same as stated above.

5.

In relation to resolution no. 2, four retiring Directors will offer themselves for re-election. In accordance with Article 106(1) and (2) of the Articles of Association, Mr. Robert Glen Goldstein, Mr. Steven Zygmunt Strasser and Mr. Kenneth Patrick Chung shall retire at the Annual General Meeting. In addition, Mr. Chum Kwan Lock, Grant who was appointed by the Board with effect from January 7, 2021 shall hold office until the Annual General Meeting pursuant to Article 101(3) of the Articles of Association. All of the above retiring Directors, being eligible, will offer themselves for re-election at the Annual General Meeting.

6.	Bad Weather Arrangements

If a typhoon warning signal no. 8 or above is hoisted in Macao at any time between 9:00 a.m. and 11:00 a.m. (Macao time) on the date of the Annual General Meeting, the Annual General Meeting will be automatically adjourned to a later date. When the date, time and location of the adjourned meeting has been fixed by the Directors, the Company will publish an announcement on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.sandschina.com) to notify shareholders of the Company of the date, time and location of the adjourned meeting.

The Annual General Meeting will be held as scheduled when a rainstorm warning signal is in force in Macao. Shareholders should in any event exercise due care and caution when deciding to attend the Annual General Meeting in adverse weather conditions.

7.	COVID-19 coronavirus arrangements

Shareholders should follow relevant governmental guidelines and requirements relating to the COVID-19 coronavirus (“COVID-19”) in deciding whether or not to attend the Annual General Meeting. As at the latest practicable date (for the purpose of this notice of annual general meeting), there were restrictions on travel to/from Macao which, if in place at the time of the Annual General Meeting, would affect the ability of certain Shareholders located outside of Macao to attend the Annual General Meeting. As the situation is evolving and governmental and legal/regulatory requirements and recommendations may change prior to the Annual General Meeting, the Company will publish on its website relevant updates regarding arrangements for the Annual General Meeting. To ensure the health and safety of all Shareholders, proxies, team members and other attendees attending the Annual General Meeting, the Company will implement the following preventive measures:

(i)

Shareholders are requested not to attend the Annual General Meeting if they have contracted or are suspected to have contracted COVID-19 or have been in close contact with anybody who has contracted or is suspected to have contracted COVID-19.

NOTICE OF ANNUAL GENERAL MEETING

(ii)

Compulsory temperature checks will be conducted on every Shareholder, proxy and attendee at the entrance of the Annual General Meeting venue. Any person with a body temperature of over 37.5 degrees Celsius may be denied entry into, or be required to leave, the venue of the Annual General Meeting.

(iii)	All Shareholders, proxies and other attendees are required to exhibit a Macau Health Code digital certificate with green color at the entrance of the venue of the Annual General Meeting.

(iv)	Attendees of the Annual General Meeting shall wear surgical face masks inside the Annual General Meeting venue at all times, and shall maintain a safe distance between each other where possible.

(v)

To the extent permissible under applicable laws and regulations, any person who does not comply with the measures above may be denied entry into, or be required to leave, the venue of the Annual General Meeting.

(vi)	No refreshments will be served, and there will be no corporate gifts, at the Annual General Meeting.

Shareholders should carefully consider the risk of attending the Annual General Meeting, including their own personal circumstances. Shareholders are reminded that attendance in person at the AGM is not necessary in order to vote on the resolutions to be put to the Annual General Meeting and Shareholders are entitled to appoint proxies to vote on their behalf. Shareholders who wish to attend the Annual General Meeting in order to ask questions on the resolutions may at any time instead address their questions to the Company Secretary of the Company at The Venetian Macao-Resort-Hotel, Executive Offices, L2, Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macao (Note: Any such letter from the Shareholders should be marked “Shareholders’ Communication” on the envelope).

In case of any inconsistency between the English version and the Chinese version of this notice, the English version shall prevail.

This circular, in both English and Chinese versions (the “Circular”), is available on the Company’s website at www.sandschina.com (the “Company Website”).

Shareholders who have chosen or are deemed to have consented to receive the corporate communications (as defined in the Listing Rules) of the Company via the Company Website but, for any reason, have difficulty in receiving or gaining access to the Circular posted on the Company Website, may obtain a printed copy of the Circular free of charge by sending a request to the Company c/o the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, by post at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk.

Shareholders may at any time change their choice of the means of receipt (either in printed form or via the Company Website) and/or language(s) (either English only or Chinese only or both languages) of the corporate communications by reasonable notice in writing to the Company c/o the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, by post at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk.

Shareholders who have chosen to receive printed copies of the corporate communications in either English or Chinese will receive both English and Chinese versions of the Circular since both languages are bound together into one booklet.